Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Third Quarter 2012 Financial Results

Strong growth in FFO and FFO Per Share for the Quarter, Increased by 29% and 21% Respectively

Same Property NOI Grew by 3.9% in the Period, Occupancy Rate Increased to 94.9%

TEL-AVIV, ISRAEL; November 27, 2012 – Gazit-Globe (TASE: GLOB; NYSE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers announced today its financial results for the three months (the “quarter”) and nine months (the “period”) ended September 30, 2012.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter increased by 14% to NIS 928 million compared to NIS 811 million for the same quarter last year

•	FFO for the quarter increased by 29% to NIS 142 million (NIS 0.86 per share) compared to NIS 110 million (NIS 0.71 per share) for the same quarter last year

•

Net income attributable to the Company’s shareholders for the quarter totaled NIS 187 million (NIS 1.06 per diluted share) compared to NIS 183 million (NIS 1.17 per diluted share) for the same quarter last year

•

Investments during the quarter totaled NIS 1.5 billion, compared to NIS 1.6 billion for the same quarter last year. Investments during the period totaled NIS 4.4 billion, compared to NIS 6.3 billion for the same period last year

•	Total Same Property NOI for the period grew by 3.9% compared to the same period last year and occupancy rate as of September 30, 2012 increased to 94.9% from 94.3% as of September 30, 2011

•

Shareholders’ equity as of September 30, 2012 totaled NIS 8,321 million (NIS 50.4 per share), compared to NIS 6,642 million (NIS 43.0 per share) on September 30, 2011 and NIS 7,310 million (NIS 44.4 per share) as of December 31, 2011

•	EPRA NAV per share as of September 30, 2012 was NIS 59.7 compared to NIS 46.6 per share as of September 30, 2011 and NIS 49.4 as of December 31, 2011

•	As of September 30, 2012, the Group had cash balances and unutilized revolving credit facilities of NIS 8.3 billion, of which NIS 2.4 billion are at the Company’s level

•	As of September 30, 2012, net debt to total assets (LTV) was 55.6%, compared to 60.0% on September 30, 2011 and 58.0% on December 31, 2011

•

The Company’s Board of Directors declared a dividend policy for 2013 of a minimum quarterly dividend payment of NIS 0.43 per share (NIS 1.72 per share annualized) to be distributed as of the first quarter of 2013, growth of 7.5% from 2012.

Roni Soffer, President of Gazit-Globe: “We are pleased to conclude another strong quarter for the Group. The strong growth in FFO per share and the continued improvement in all operational parameters demonstrate the positive impact of the steps we took over the past few years to improve our operational efficiency, enhance the quality of our portfolio, recycle capital, and to lower our cost of capital. Those steps have enabled us to increase our dividend payments in 2013 as we have consistently done over the past 14 years. We continue to strengthen our balance sheet and to lower our LTV while maintaining strong liquidity and reinforcing our position as a leading global player in our field.”

Some historical numbers were retroactively adjusted due to new accounting standards

Numbers presented in USD are based on the exchange rate as of September 30, 2012 of 1 USD = 3.912 NIS

Financial Highlights for the three months ended September 30, 2012:

•	Rental income increased by 14% to NIS 1,352 million compared to NIS 1,181 million in the third quarter of 2011

•	NOI increased by 14% to NIS 928 million compared to NIS 811 million in the third quarter of 2011

•	Proportionate consolidated NOI increased by 13% to NIS 547 million, compared to NIS 482 million in the third quarter of 2011

•	FFO increased by 29% to NIS 142 million (NIS 0.86 per share) as compared to NIS 110 million (NIS 0.71 per share) in the third quarter of 2011

•

Net income attributable to the Company’s shareholders for the quarter totaled NIS 187 million (NIS 1.06 per diluted share) compared to NIS 183 million (NIS 1.17 per diluted share) for the same quarter last year

•	Cash flow from operating activities for the quarter totaled NIS 568 million, compared to cash flow of NIS 602 million in the third quarter of 2011

Financial Highlights for the nine months ended September 30, 2012:

•	Rental income increased by 12% to NIS 3,879 million compared to NIS 3,470 million in the same period last year

•	NOI increased by 12% to NIS 2,633 million compared to NIS 2,345 million in the same period last year

•	FFO increased by 34% to NIS 395 million (NIS 2.40 per share) as compared to NIS 294 million (NIS 1.90 per share) in the same period last year

•

Net income attributable to the Company’s shareholders for the period totaled NIS 733 million (NIS 4.23 per diluted share) compared to NIS 450 million (NIS 2.89 per diluted share) for the same period last year

•	Cash flow from operating activities for the period totaled NIS 963 million, compared to cash flow of NIS 892 million in the same period last year

Acquisition, Disposal, Development and Redevelopment Activities

During the quarter, the Group acquired 23 income-producing properties totaling 173 thousand square meters and adjacent land parcels for future development for the aggregate amount of NIS 3.1 billion. The Group also invested an amount of NIS 1.3 billion in development and redevelopment projects. In addition, the Group recycled capital and disposed non-core assets in the amount of NIS 1.4 billion.

As of September 30, 2012, the Group had 12 properties under development with a gross leasable area of 285 thousand square meters and 28 properties under redevelopment with a gross leasable area of 184 thousand square meters with a total investment of NIS 4.1 billion. The additional cost to complete the properties under development and redevelopment totals NIS 1.6 billion.

During the quarter, the Company announced the completion of the arrangement with Gazit America and FCR. The Company acquired the outstanding common shares of Gazit America not already owned by it and First Capital Realty acquired Gazit America’s medical office and retail properties.

During the quarter, the Company’s privately held subsidiary Royal Senior Care (60%) completed a transaction to sell 12 of its senior housing properties in the U.S. The properties were sold for a total gross consideration of US$ 230 million of which the Company’s portion was US$ 138 million.

Since the beginning of the year the Company purchased 11 million shares of Atrium for a total of Euro 39.6 million and 1.5 million shares of Citycon for a total of Euro 3.5 million. Subsequent to the reporting period, the Company purchased approximately 23.5 million additional shares of Citycon in rights issuances for a total of Euro 43.5 million.

Financing Activities

•	As of September 30, 2012, the Group had cash balances and unutilized revolving credit facilities of NIS 8.3 billion, of which NIS 2.4 billion are at the Company’s level

•	During the quarter the company has entered into an agreement with a leading international bank for a $ 50 million credit facility for a period of two years

•

During the quarter, the company has entered into an agreement with an Israeli institution for a $US dominated loan of NIS 300 million ($ 76.6 million) to mature on December 2022. The loan bears fixed annual interest at a rate of 5.5%

•

During and subsequent to the reporting period the credit rating of Atrium was upgraded by S&P and by Fitch to investment grade level of (BBB-) with a stable outlook and the credit rating of First Capital Realty was upgraded by DBRS to BBB (High) and by Moody’s to Baa2 with a stable outlook

•	Year-to-date the Group has raised approximately NIS 1.9 billion in equity

Some historical numbers were retroactively adjusted due to new accounting standards

Numbers presented in USD are based on the exchange rate as of September 30, 2012 of 1 USD = 3.912 NIS

•	As of September 30, 2012, net debt to total assets (LTV) was 55.6%, compared to 60.0% on September 30, 2011and 58.0% on December 31, 2011

•

Shareholders’ equity as of September 30, 2012 totaled NIS 8,321 million (NIS 50.4 per share), compared to NIS 6,642 million (NIS 43.0 per share) on September 30, 2011 and NIS 7,310 million (NIS 44.4 per share) as of December 31, 2011

•	EPRA NAV per share as of September 30, 2012 was NIS 59.7 compared to NIS 46.6 per share as of September 30, 2011 and NIS 49.4 as of December 31, 2011

Dividend

•

The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.40 per share payable on December 31, 2012 to shareholders of record as of December 17, 2012. The Company’s Board of Directors declared a dividend policy for 2013 of a minimum quarterly dividend payment of NIS 0.43 per share (NIS 1.72 per share annualized) to be distributed as of the first quarter of 2013, growth of 7.5% from 2012.

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, November 27, 2012 at 17:00 Israel Time, 15:00 United Kingdom/ 16:00 Central European Time/ 10:00 a.m. Eastern Time to review the third quarter financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 866 966 9439 (U.S./Canada) or 0800 694 0257 (U.K.) or +44 (0) 1452 555 566 (International) or 1 809 216 057 (Israel) or on the Company’s website www.gazit-globe.com.

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com. To be included in the Company’s e-mail distributions for press releases and other Company notices, please send e-mail addresses to Ms. Avishag Kichel, International Investor Relations, at akichel@gazitgroup.com.

ABOUT GAZIT-GLOBE

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $20.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.6 million square meters. www.gazit-globe.com.

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Some historical numbers were retroactively adjusted due to new accounting standards

Numbers presented in USD are based on the exchange rate as of September 30, 2012 of 1 USD = 3.912 NIS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,421	842	1,539
Short-term deposits and loans	466	363	770
Marketable securities at fair value through profit or loss	110	106	97
Available-for-sale financial assets	22	42	67
Financial derivatives	78	96	84
Trade receivables	731	628	656
Other accounts receivable	359	373	291
Inventory of buildings and apartments for sale	686	627	697
Current tax receivable	14	24	14

	3,887	3,101	4,215
Assets classified as held for sale	1,301	2,026	714

	5,188	5,127	4,929

NON-CURRENT ASSETS:
Equity-accounted investees	4,829	4,358	4,390
Other investments, loans and receivables	607	515	308
Available-for-sale financial assets	358	335	314
Financial derivatives	826	1,018	937
Investment property	55,941	48,144	51,014
Investment property under development	3,623	1,637	2,198
Non-current inventory	23	23	23
Fixed assets, net	187	155	157
Goodwill	106	136	101
Other intangible assets, net	18	81	68
Deferred taxes	221	170	160

	66,739	56,572	59,670

	71,927	61,699	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6 in the financial statements.

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	429	286	453
Current maturities of non-current liabilities	4,565	2,401	3,525
Financial derivatives	12	29	25
Trade payables	822	657	819
Other accounts payable	1,318	1,329	1,218
Advances from customers and buyers of apartments	263	238	277
Current tax payable	59	43	53

	7,468	4,983	6,370
Liabilities attributable to assets held for sale	176	722	103

	7,644	5,705	6,473

NON-CURRENT LIABILITIES
Debentures	17,764	15,501	15,379
Convertible debentures	1,281	1,078	1,121
Interest-bearing loans from financial institutions and others	17,899	18,474	18,973
Financial derivatives	483	293	339
Other financial liabilities	339	181	277
Employee benefit liability, net	9	6	8
Deferred taxes	2,995	2,168	2,401

	40,770	37,701	38,498

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	208	218
Share premium	3,799	3,486	3,787
Retained earnings	4,541	3,694	3,904
Foreign currency translation reserve	(282)	(878)	(728)
Other reserves	66	157	150
Loans granted to purchase shares of the Company	**) —	(4)	**) —
Treasury shares	(21)	(21)	(21)

	8,321	6,642	7,310
Non-controlling interests	15,192	11,651	12,318

Total equity	23,513	18,293	19,628

	71,927	61,699	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6 in the financial statements.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions (except per share amounts)
Rental income	3,879	3,470	1,352	1,181	4,718
Revenues from sale of buildings, land and contractual works performed	1,335	679	403	400	1,001

Total revenues	5,214	4,149	1,755	1,581	5,719

Property operating expenses	1,246	1,125	424	70	1,522
Cost of buildings sold, land and contractual works performed	1,267	656	382	392	967

Total cost of revenues	2,513	1,781	806	762	2,489

Gross profit	2,701	2,368	949	819	3,230
Fair value gain from investment property and investment property under development, net	1,472	827	441	213	1,670
General and administrative expenses	(476)	(479)	(149)	(161)	(733)
Other income	168	102	43	57	119
Other expenses	(40)	(53)	(23)	(42)	(114)
Group’s share in earnings of equity-accounted investees, net	279	277	125	80	334

Operating income	4,104	3,042	1,386	966	4,506
Finance expenses	(1,763)	(1,640)	(666)	(580)	(2,197)
Finance income	86	44	41	15	72

Profit before taxes on income	2,427	1,446	761	401	2,381
Taxes on income	458	170	115	(31)	328

Net income	1,969	1,276	646	432	2,053

Attributable to:
Equity holders of the Company	733	450	187	183	719
Non-controlling interests	1,236	826	459	249	1,334

	1,969	1,276	646	432	2,053

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	4.44	2.91	1.13	1.18	4.65

Diluted net earnings	4.23	2.89	1.06	1.17	4.30

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6 in the financial statements.

The accompanying notes are an integral part of these interim consolidated financial statements.

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA, and its FFO per share for the stated periods:

	For the 9 months ended September 30		For the 3 months ended September 30		For the year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	733	450	187	183	719

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,472)	(827)	(441)	(213)	(1,670)
Capital loss (gain) on sale of investment property and investment property under development	(3)	41	(16)	30	63
Impairment of goodwill	—	—	—	—	38
Changes in the fair value of derivatives measured at fair value through profit and loss	111	105	76	73	179
Adjustments with respect to equity-accounted investees	(107)	(124)	(60)	(39)	(131)
Loss from decrease in holding rate of investees	3	1	2	—	1
Deferred taxes, current taxes with respect to disposal of properties	440	175	106	(21)	324
Gain from bargain purchase	(134)	(84)	(15)	(58)	(102)
Acquisition costs recognized in profit and loss	20	24	14	1	21
Loss (gain) from early redemption of interest-bearing liabilities	6	(15)	4	(16)	6
Non-controlling interests’ share in above adjustments	611	317	229	83	654

Nominal FFO	208	63	86	23	102

Additional adjustments:
CPI and exchange rate linkage differences	134	148	52	28	133
Depreciation and amortization	12	11	4	3	15
Adjustments with respect to companies accounted for using the equity method	2	37	(13)	34	67
Other adjustments[1]	39	35	13	22	88

FFO according to the management approach	395	294	142	110	405

FFO according to the management approach per share (in NIS)	2.40	1.90	0.86	0.71	2.62

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements.
[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extra ordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of the engagement of senior Group employees and also income and expenses from operations not related to income-producing property, also, with regard to the periods that are presented in 2011 above, the data include the adjustment of income from the waiver of the bonus and the compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors.